UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 1, 2026, the Board of Directors (the “Board”) of Prenetics Global Limited (NASDAQ: PRE) (the “Company”) authorized the complete divestment of the Company’s entire Bitcoin treasury holdings of approximately 510 Bitcoin (“BTC”). The Company expects to execute the sale through institutional channels, including over-the-counter desks, with all sales targeted to be completed on or before May 14, 2026. Aggregate gross proceeds will depend on prevailing Bitcoin prices and execution conditions and fees during the sale period; based on recent market prices of approximately $80,000 per BTC, the Company currently expects gross proceeds of approximately $40 million, although actual proceeds may be materially higher or lower.

The Board has adopted a policy that the Company will not purchase Bitcoin or any other digital assets in the future. The Company’s treasury and capital allocation strategy will be focused exclusively on supporting its core IM8 consumer health business operations and growth initiatives.

Strategic Rationale

With the Company’s flagship brand, IM8, now operating at significant scale and targeting to deliver $180 million to $200 million in full-year FY2026 revenue, the Board and management believe that the Company’s capital is most productively deployed in support of its highest-conviction growth asset.

Intended Use of Proceeds

The Company intends to use the net proceeds from the Bitcoin divestment for the following purposes:
•Potential expansion of the Company’s share repurchase program. On March 6, 2026, the Board authorized a share repurchase program of up to $40 million. The Company may use a portion of the divestment proceeds to increase the size of this program, reflecting the Board’s confidence in the intrinsic value of the Company’s equity;
•Acceleration of IM8 direct-to-consumer marketing investment, capitalizing on demonstrated channel unit economics across digital advertising platforms;
•Product pipeline expansion, including new SKU launches in Q4 of 2026; and
•International market penetration, supporting IM8’s continued expansion across 40+ countries.

Cash Position Following Divestment

As of March 31, 2026, the Company had cash and cash equivalents of approximately $56 million, current financial assets at fair value through profit or loss of approximately $50 million, and approximately $6 million of cash consideration held under escrow1, for a total of approximately $112 million. Following completion of the Bitcoin divestment, and assuming proceeds to us of approximately $40 million (subject to final disposal price and execution fees) and ordinary course operating activity, the Company expects to have cash and cash equivalents, current financial assets at fair value through profit or loss, and cash consideration held under escrow, for a total of approximately $145 million to $150 million2 with no outstanding indebtedness.

Upcoming Earnings Report and Completion Disclosure

The Company expects to report its first quarter FY2026 selected financial results on May 14, 2026, by which date the Company expects to have completed all of the Bitcoin sales. The Company will disclose the final aggregate proceeds and volume-weighted average sale price. Any realized gain or loss will be reflected in the Company’s unaudited consolidated financial statements for the quarter ending June 30, 2026.

Forward-Looking Statements

1 Representing portions of gross proceeds of the ACT Genomics sale and Insighta sale transactions held in escrow pending fulfillment of customary release conditions.
2 The financial figures in this paragraph are preliminary and unaudited and remain subject to completion of the Company’s quarterly financial closing process.

This report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: fluctuations in the price of Bitcoin during the divestment period; changes in market conditions; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report is as of the date of this report, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this report on Form 6-K constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: May 4, 2026